January 29, 2004

Summary of Business Results in Third Quarter of FY2004

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
(URL http://www.arisawa. co.jp) (Code No. 5208, Tokyo Stock Exchange, 1st Section)
Contact: Title of Person in Charge: Managing Director (TEL: 025-524-7101)
Name: Yukio Takashima

1. Summary of Consolidated Results in the Third Quarter of FY2004

(from October 1, 2003 to December 31, 2003)
(Unit: millions of yen, indicated by rounding down less than one million yen)

	Third Quarter in FY2004	Third Quarter in FY2003	Year on Year
Sales amount	13,283	9,636	137.8%
Operating profit	2,171	1,146	189.4%
Ordinary profit	2,472	1,437	172.0%
Profit before tax	2,616	1,361	192.2%
Current (quarter) net profit	1,669	909	183.6%

(Note) Number of consolidated subsidiaries: 7 companies
Number of companies to which equity method is applied: 5 companies

2. Summary of Consolidated Results in the Third Quarter of FY2004 (for 9 months)

(from April 1, 2003 to December 31, 2003)
(Unit: millions of yen, indicated by rounding down less than one million yen)

	Third Quarter in FY2004	Third Quarter in FY2003	Year on Year
Sales amount	35,676	26,543	134.4%
Operating profit	5,524	2,935	188.2%
Ordinary profit	6,272	3,597	174.4%
Profit before tax	6,080	3,455	176.0%
Current net profit	3,838	2,230	172.1%
Current net profit per share	129.38 (Yen)	83.40 (Yen)	

(Note) 1. Balance sheet and statement of income in the third quarter of current fiscal year were subject to procedures without certification by an audit corporation mainly through question and analysis on the preparation process of financial statements.

2. The average number of shares outstanding during the period:
29,672,858 shares as of the end of December in FY2004 ending in March
26,751,814 shares as of the end of December in FY2003 ended in March
The increase in the number of shares has been brought about by stock splits at a rate of 1.1 per share on May 19, 2003 and the exercise of preemptive right (stock option) in accordance with Paragraph 1 of Section 19 of Article 280 of the former Commercial Code.

dlw 3/3

3. Summary of Individual Business Results in the Third Quarter of FY2004

(from October 1, 2003 to December 31, 2003)

(Unit: millions of yen, indicated by rounding down less than one million yen)

	Third Quarter in FY2004	Third Quarter in FY2003	Year on Year
Sales amount	12,392	9,082	136.5%
Operating profit	2,100	1,144	183.5%
Ordinary profit	2,110	1,179	178.9%
Profit before tax	2,251	1,108	203.0%
Current (quarter) net profit	1,333	648	205.6%

4. Summary of Individual Business Results in the Third Quarter of FY2004 (for 9 months)

(from April 1, 2003 to December 31, 2003)

(Unit: millions of yen, indicated by rounding down less than one million yen)

	Third Quarter in FY2004	Third Quarter in FY2003	Year on Year
Sales amount	33,116	24,744	133.8%
Operating profit	5,142	2,927	175.6%
Ordinary profit	5,362	3,064	175.0%
Profit before tax	5,166	2,942	175.6%
Current net profit	3,077	1,720	178.8%
Current net profit per share	103.71 (Yen)	64.33 (Yen)	

(Note) Balance sheet and statement of income in the third quarter of the current fiscal year were subject to procedures without certification by an audit corporation mainly through question and analysis on the preparation process of financial statements.

5. Consolidated Business Results

As regards the Japanese economy for the current third quarter, while corporate profits showed signs of improvement, uncertainties remain over the stronger yen and continued sluggishness in consumer spending. In such an economic condition, our Group has recorded an increase in both sales and profits, as businesses have made good progress in our core products such as flexible printed wiring board materials, Fresnel lens for projection TVs and polarizing film.

Consolidated sales totaled 13,283 million yen, increasing 37.8% Year on Year. Regarding profits, operating profits totaled 2,171 million yen, increasing 89.4%, ordinary profits totaled 2,472 million yen, increasing 72.0% and current net profit totaled 1,669 million yen, increasing 83.6%, which was brought about by an increase in operation ratio in connection with an increase in sales.

6. Individual Settlement of Sales Amount by Segment

Sales Amount by Segment

(Unit: millions of yen, indicated by rounding down less than one million yen)

	Third Quarter of FY2004		Third Quarter of FY2003		Year on Year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	6,207	50.1%	3,896	42.9%	159.3%
Display materials	4,499	36.3%	3,497	38.5%	128.7%
Electric insulation materials	781	6.3%	732	8.1%	106.7%
Industrial structure materials	614	5.0%	649	7.1%	94.6%
Related goods	289	2.3%	307	3.4%	94.3%
Total	12,392	100%	9,082	100%	136.5%

(Unit: millions of yen, indicated by rounding down less than one million yen)

	FY2004 (for nine months)		FY2003 (for nine months)		Year on Year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	16,413	49.6%	9,749	39.4%	168.4%
Display materials	11,795	35.6%	9,751	39.4%	121.0%
Electric insulation materials	2,192	6.6%	2,375	9.6%	92.3%
Industrial structure materials	1,914	5.8%	1,936	7.8%	98.9%
Related goods	799	2.4%	930	3.8%	85.9%
Total	33,116	100%	24,744	100%	133.8%

1. 3rd Qtr Consolidated Balance Sheet

① Consolidated Balance Sheet

	End of Previous 3rd Qtr Consolidated Accounting Period (As of December 31, 2002)			End of Current 3rd Qtr Consolidated Accounting Period (As of December 31, 2003)			Consolidated condensed balance sheet for previous consolidated fiscal year (As of March 31, 2003)		
Item	Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)
(Assets)									
I. Current Assets									
1. Cash and deposits		9,044,923			8,090,505			9,597,300	
2. Notes and accounts receivable		9,074,944			11,749,478			8,698,369	
3. Securities		160,579			160,640			160,595	
4. Inventories		4,071,421			5,394,995			4,233,998	
5. Deferred tax assets		304,490			589,524			590,633	
6. Others		367,028			411,283			369,057	
Allowance for doubtful accounts		Δ 15,687			Δ 22,415			Δ 18,305	
Total Current Assets		23,007,701	53.4		26,374,013	52.5		23,631,648	52.9
II. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings and structures	4,916,836			5,813,552			5,056,772		
(2) Machinery, equipment and delivery equipment	3,998,768			6,098,714			4,245,364		
(3) Land	1,567,699			1,567,699			1,567,699		
(4) Others	2,032,759	12,516,063		1,892,669	15,372,635		2,318,377	13,188,213	
2. Intangible fixed assets		65,192			59,444			61,913	
3. Investments and other assets									
(1) Investment Securities	7,091,786			7,959,294			7,217,025		
(2) Deferred tax assets	123,207			176,934			358,346		
(3) Others	297,246			308,125			281,542		
Allowance for doubtful debts	Δ 49,638	7,462,602		Δ 32,495	8,411,858		Δ 25,752	7,831,161	
Total Fixed Assets		20,043,858	46.6		23,843,938	47.5		21,081,288	47.1
Total Assets		43,051,559	100.0		50,217,952	100.0		44,712,937	100.0

Item	End of Previous 3rd Qtr Consolidated Accounting Period (As of December 31, 2002) Amount (thousand yen)	Com-position ratio (%)	End of Current 3rd Qtr Consolidated Accounting Period (As of December 31, 2003) Amount (thousand yen)	Com-position ratio (%)	Consolidated condensed balance sheet for previous consolidated fiscal year (As of March 31, 2003) Amount (thousand yen)	Com-position ratio (%)
(Liabilities)						
I. Current Liabilities						
1. Notes and accounts payable	8,478,964		10,847,324		8,430,821	
2. Short-term borrowings	1,016,000		211,000		646,000	
3. Accrued income tax and others	588,575		1,043,265		1,623,019	
4. Deferred tax liabilities	401		–		–	
5. Allowance for bonuses	538,234		976,945		1,093,757	
6. Others	3,417,396		3,267,799		3,093,285	
Total Current Liabilities	14,039,573	32.6	16,346,336	32.5	14,886,884	33.2
II. Fixed Liabilities						
1. Long-term borrowings	37,000		11,500		31,000	
2. Deferred tax liabilities	12,336		30,696		–	
3. Reserve for severance payment	253,004		188,584		291,712	
4. Reserve for bonuses to retiring officers	164,239		132,421		169,053	
5. Consolidated adjustment account	–		4,549		5,352	
6. Others	13,153		15,711		14,536	
Total Fixed Liabilities	479,734	1.1	383,463	0.8	511,654	1.1
Total Liabilities	14,519,308	33.7	16,729,800	33.3	15,398,539	34.3
(Minority Interest)						
Minority Interest	9,370	0.0	–	–	–	–
(Stockholder Equity)						
I. Capital	6,347,325	14.7	6,728,991	13.4	6,378,708	14.3
II. Capital surplus	5,459,688	12.7	5,841,126	11.6	5,491,071	12.3
III. Earned surplus	16,548,968	38.5	20,619,535	41.1	17,437,129	39.0
IV. Other differences from appreciation of securities	190,439	0.4	380,430	0.8	71,659	0.2
V. Exchange conversion adjustment settlement	Δ 1,909	Δ 0.0	Δ 24,625	Δ 0.1	Δ 42,086	Δ 0.1
VI. Treasury Stock	Δ 21,632	Δ 0.0	Δ 57,305	Δ 0.1	Δ 22,084	Δ 0.0
Total Stockholder Equity	28,522,880	66.3	33,488,152	66.7	29,314,397	65.7
Total Liabilities, Minority Interest and Stockholder Equity	43,051,559	100.0	50,217,952	100.0	44,712,937	100.0

② Consolidated Income Statement

	Previous 3rd Qtr Consolidated Accounting Period (From April 1, 2002 to December 31, 2002)			Current 3rd Qtr Consolidated Accounting Period (From April 1, 2003 to December 31, 2003)			Consolidated condensed income statement for previous consolidated fiscal year (From April 1, 2002 to March 31, 2003)		
Item	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales		26,543,636	100.0		35,676,503	100.0		37,004,746	100.0
II. Sales cost		21,001,375	79.1		27,333,697	76.6		29,024,559	78.4
Gross profit on sales		5,542,260	20.9		8,342,806	23.4		7,980,186	21.6
III. Selling and general administration expenses		2,606,910	9.9		2,818,457	7.9		3,544,540	9.6
Operating Profit		2,935,350	11.0		5,524,349	15.5		4,435,645	12.0
IV. Non-operating revenue		922,447	3.5		1,009,221	2.8		1,168,585	3.2
V. Non-operating expenses		260,661	1.0		260,615	0.7		327,806	0.9
Ordinary Profit		3,597,135	13.5		6,272,955	17.6		5,276,424	14.3
VI. Extraordinary profit		19,584	0.1		144,157	0.4		18,290	0.0
VII. Extraordinary Losses		161,076	0.6		336,458	0.9		352,833	1.0
Current net profit before adjustment of taxes, etc.		3,455,643	13.0		6,080,655	17.1		4,941,882	13.3
Corporate income tax, local residence tax, and enterprise tax	1,225,739			2,241,722			2,350,500		
Adjustment of corporate income tax, etc.	–	1,225,739	4.6	–	2,241,722	6.3	Δ523,264	1,827,235	4.9
Profit (loss) attributable to minority interest		Δ1,057	Δ0.0		–	–		Δ4,475	Δ0.0
Current net profit		2,230,961	8.4		3,838,932	10.8		3,119,122	8.4

③ Consolidated Surplus Statement

	Previous 3rd Qtr Consolidated Accounting Period (From April 1, 2002 to December 31, 2002)		Current 3rd Qtr Consolidated Accounting Period (From April 1, 2003 to December 31, 2003)		Consolidated condensed surplus statement for previous consolidated fiscal year (From April 1, 2002 to March 31, 2003)	
Item	Amount (thousand yen)		Amount (thousand yen)		Amount (thousand yen)	
(Capital surplus)						
I. Balance at the beginning of period		5,432,618		5,491,071		5,432,618
II. Increase in capital surplus						
1. Issuance of new shares due to capital increase	27,070	27,070	350,054	350,054	58,452	58,452
III. Balance at the end of period		5,459,688		5,841,126		5,491,071
(Earned surplus)						
I. Balance at the beginning of period		14,888,501		17,437,129		14,888,501
II. Increase in earned surplus						
1. Increase in earned surplus due to decrease of consolidated subsidiaries	112,135		–		112,135	
2. Current net profit	2,230,961	2,343,096	3,838,932	3,838,932	3,119,122	3,231,257
III. Decrease in earned surplus						
1. Decrease in surplus due to increase of consolidated subsidiaries	139,187		–		139,187	
2. Dividends	510,541		616,236		510,541	
3. Bonuses for directors	32,901	682,629	40,290	656,526	32,901	682,629
IV. Balance at the end of the period		16,548,968		20,619,535		17,437,129

④ Consolidated Cash Flow Statement

Item	Previous 3rd Qtr Consolidated Accounting Period (From April 1, 2002 to December 31, 2002) Amount (thousand yen)	Current 3rd Qtr Consolidated Accounting Period (From April 1, 2003 to December 31, 2003) Amount (thousand yen)	Consolidated condensed cash flow for previous consolidated fiscal year (From April 1, 2002 to March 31, 2003) Amount (thousand yen)
I. Cash flow from operation activities			
Current net profit before adjustment of taxes, etc.	3,455,643	6,080,655	4,941,882
Depreciation	1,138,293	1,381,799	1,577,790
Amortization of consolidated adjustment account	–	Δ 802	–
Investment profit by equity method	Δ 706,666	Δ 762,275	Δ 878,516
Profit on sale of investment securities	–	Δ 144,157	–
Profit on sale of fixed assets	Δ 18,290	–	Δ 18,290
Expenses for shares issued	1,435	5,976	1,957
Loss on retirement of tangible fixed assets	28,019	33,876	29,147
Loss on appreciation of investment securities	66,474	302,581	97,727
(Profit) loss on conversion	147,991	100,478	154,752
Increase (decrease) in reserve for bonuses to retiring officers	14,242	Δ 36,631	19,056
Increase (decrease) in reserve for bonuses	Δ 90,719	Δ 116,811	464,803
Increase (decrease) in reserve for retirement benefits	105,235	Δ 103,127	143,943
Increase (decrease) in allowance for doubtful accounts	15,828	10,853	Δ 5,439
Interest and dividends received	Δ 64,735	Δ 64,209	Δ 70,408
Interest paid	11,106	4,629	15,100
(Increase) decrease in sales receivables	Δ 1,127,095	Δ 3,048,271	Δ 711,222
(Increase) decrease in inventories	Δ 530,282	Δ 1,160,997	Δ 692,859
Increase (decrease) in purchase liabilities	2,634,802	2,416,503	2,586,658
Increase (decrease) in accrued consumption tax, etc.	59,271	36,820	97,721
(Increase) decrease in other assets	4,226	Δ 51,255	46,838
Increase (decrease) in other liabilities	446,836	792,518	138,173
Bonuses to officers paid	Δ 32,901	Δ 40,290	Δ 32,901
Subtotal	5,558,716	5,637,863	7,905,916
Interest and dividends received	118,104	247,087	120,492
Interest paid	Δ 10,773	Δ 4,275	Δ 14,559
Corporate income tax, etc., paid	Δ 1,221,441	Δ 2,817,617	Δ 1,228,453
Cash flow from operation activities	4,444,605	3,063,056	6,783,396

	Previous 3rd Qtr Consolidated Accounting Period (From April 1, 2002 to December 31, 2002)	Current 3rd Qtr Consolidated Accounting Period (From April 1, 2003 to December 31, 2003)	Consolidated condensed cash flow for previous consolidated fiscal year (From April 1, 2002 to March 31, 2003)
Item	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
II. Cash flow from investment activities			
Expenditure for placement in time deposits	Δ 588,351	Δ 3,770,000	Δ 3,898,351
Revenue from refund of time deposits	1,452,024	4,088,514	1,452,024
Expenditure for acquisition of tangible fixed assets	Δ 1,335,409	Δ 4,199,055	Δ 2,537,787
Revenue from sale of tangible fixed assets	193,207	–	191,914
Expenditure for acquisition of investment securities	Δ 507,806	Δ 408,894	Δ 704,594
Revenue from sale of investment securities	–	559,968	–
Expenditure for lending	Δ 46,508	Δ 259,732	Δ 128,356
Revenue from collection of loans	253,045	221,300	270,569
Others	Δ 26,288	Δ 6,987	Δ 26,888
Cash flow from investment activities	Δ 606,085	Δ 3,774,885	Δ 5,381,470
III. Cash flow from financing activities			
Net increase (decrease) in short-term borrowings	22,935	Δ 417,000	Δ 347,064
Expenditure for repayment of long-term borrowings	Δ 30,200	Δ 37,500	Δ 36,200
Proceeds from stocks issued	52,704	694,361	114,947
Expenditure for acquisition of treasury stock	Δ 20,307	Δ 35,221	Δ 20,759
Dividends paid	Δ 510,089	Δ 615,867	Δ 510,133
Cash flow from financing activities	Δ 484,957	Δ 411,226	Δ 799,209
IV. Conversion difference in cash and cash equivalents	Δ 44,087	Δ 3,995	Δ 52,195
V. Increase (decrease) in cash and cash equivalents	3,309,475	Δ 1,127,051	550,520
VI. Cash and cash equivalents at the beginning of year	5,251,197	5,773,168	5,251,197
VII. Cash and cash equivalents at the beginning of year of newly consolidated subsidiaries	11,519	–	11,519
VIII. Cash and cash equivalents of non-consolidated companies at the end of interim period	Δ 40,069	–	Δ 40,069
IX. Cash and cash equivalents at the end of period	8,532,123	4,646,116	5,773,168

2. 3rd Qtr Financial Statement

① Balance Sheet

Item	End of Previous 3rd Qtr Accounting Period (As of December 31, 2002) Amount (thousand yen)		Com-position ratio (%)	End of Current 3rd Qtr Accounting Period (As of December 31, 2003) Amount (thousand yen)		Com-position ratio (%)	Condensed balance sheet for previous fiscal year (As of March 31, 2003) Amount (thousand yen)		Com-position ratio (%)
(Assets)									
I. Current Assets									
1. Cash and deposits	8,208,570			7,163,158			8,747,119		
2. Notes receivable	1,785,426			1,777,693			1,403,892		
3. Accounts receivable	6,680,058			8,955,842			6,638,548		
4. Inventories	2,781,141			4,056,807			3,024,857		
5. Deferred tax assets	167,693			494,170			493,298		
6. Others	476,580			1,393,400			878,277		
Allowance for doubtful accounts	Δ 8,136			Δ 11,723			Δ 8,125		
Total Current Assets		20,091,333	53.8		23,829,349	54.1		21,177,867	54.0
II. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings	4,389,210			5,253,113			4,536,363		
(2) Machinery and Equipment	3,893,397			5,930,132			4,143,746		
(3) Land	1,407,391			1,407,391			1,407,391		
(4) Construction in progress	1,824,380			1,671,949			2,123,713		
(5) Others	434,249			489,754			416,392		
Total Tangible Fixed Assets	11,948,629			14,752,341			12,627,607		
2. Intangible Fixed Assets	38,250			37,426			36,215		
3. Investments and other assets									
(1) Investment Securities	2,374,423			2,309,949			2,243,311		
(2) Stocks of affiliated companies	1,906,759			2,245,983			1,974,259		
(3) Deferred tax assets	—			—			179,780		
(4) Others	1,032,462			912,793			962,288		
Allowance for doubtful debts	Δ 35,469			Δ 22,657			Δ 15,585		
Total investments and other assets	5,278,176			5,446,069			5,344,054		
Total Fixed Assets		17,265,056	46.2		20,235,837	45.9		18,007,877	46.0
Total Assets		37,356,390	100.0		44,065,186	100.0		39,185,744	100.0

Item	End of Previous 3rd Qtr Accounting Period (As of December 31, 2002) Amount (thousand yen)		Composition ratio (%)	End of Current 3rd Qtr Accounting Period (As of December 31, 2003) Amount (thousand yen)		Composition ratio (%)	Condensed balance sheet for previous fiscal year (As of March 31, 2003) Amount (thousand yen)		Composition ratio (%)
(Liabilities)									
I. Current Liabilities									
1. Notes payable	4,646,634			5,005,547			4,262,097		
2. Accounts payable	3,436,120			5,126,790			3,775,722		
3. Short-term borrowings	230,000			190,000			210,000		
4. Accrued income tax and others	553,720			962,938			1,530,291		
5. Equipment notes payable	1,704,495			1,108,502			1,650,158		
6. Allowance for bonuses	426,307			869,435			920,683		
7. Others	1,655,598			2,079,461			1,413,812		
Total Current Liabilities		12,652,877	33.9		15,342,675	34.8		13,762,767	35.1
II. Fixed Liabilities									
1. Deferred tax liabilities	12,336			30,696			—		
2. Reserve for bonuses to retiring officers	161,291			132,421			166,105		
3. Reserve for severance payment	195,112			131,429			228,944		
4. Others	12,653			13,711			12,736		
Total Fixed Liabilities		381,393	1.0		308,258	0.7		407,786	1.1
Total Liabilities		13,034,271	34.9		15,650,934	35.5		14,170,553	36.2
(Stockholder Equity)									
I. Capital		6,347,325	17.0		6,728,991	15.3		6,378,708	16.3
II. Capital surplus									
1. Capital reserve	5,459,688			5,841,126			5,491,071		
Total capital surplus		5,459,688	14.6		5,841,126	13.3		5,491,071	14.0
III. Earned surplus									
1. Revenue reserve	748,262			748,262			748,262		
2. Voluntary reserve	9,314,441			11,012,298			9,314,441		
3. Current unappropriated retained earnings	2,283,060			3,756,787			3,031,483		
Total earned surplus		12,345,764	33.0		15,517,347	35.2		13,094,187	33.4
IV. Other differences from appreciation of securities		190,972	0.5		384,093	0.9		73,308	0.2
V. Treasury Stock		Δ21,632	Δ0.1		Δ57,305	Δ0.2		Δ22,084	Δ0.1
Total Stockholder Equity		24,322,118	65.1		28,414,252	64.5		25,015,191	63.8
Total Liabilities and Stockholder Equity		37,356,390	100.0		44,065,186	100.0		39,185,744	100.0

② Income Statement

	Previous 3rd Qtr Accounting Period (From April 1, 2002 to December 31, 2002)			Current 3rd Qtr Accounting Period (From April 1, 2003 to December 31, 2003)			Condensed income statement for previous fiscal year (From April 1, 2002 to March 31, 2003)		
Item	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales		24,744,062	100.0		33,116,224	100.0		34,594,599	100.0
II. Sales cost		19,661,312	79.5		25,476,543	76.9		27,243,207	78.7
Gross profit on sales		5,082,749	20.5		7,639,680	23.1		7,351,391	21.3
III. Selling and general administration expenses		2,154,938	8.7		2,497,593	7.6		2,968,827	8.6
Operating profit		2,927,811	11.8		5,142,086	15.5		4,382,563	12.7
IV. Non-operating revenue		570,863	2.3		625,387	1.9		732,672	2.1
V. Non-operating expense		434,265	1.7		405,176	1.2		562,389	1.6
Ordinary profit		3,064,408	12.4		5,362,297	16.2		4,552,846	13.2
VI. Extraordinary profit		19,584	0.1		140,259	0.4		19,584	0.1
VII. Extraordinary losses		141,952	0.6		336,182	1.0		330,270	1.0
Pretax current net profit		2,942,040	11.9		5,166,374	15.6		4,242,159	12.3
Corporate income tax, local residence tax, and enterprise tax	1,221,087			2,088,977			2,204,000		
Adjustment of corporate income tax, etc.	–	1,221,087	4.9	–	2,088,977	6.3	△431,215	1,772,784	5.2
Current net profit		1,720,952	7.0		3,077,397	9.3		2,469,375	7.1
Profit carried forward from the previous term		562,107			679,390			562,107	
Current unappropriated retained earnings		2,283,060			3,756,787			3,031,483	